SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC FILE NUMBER	000-31713
CUSIP NUMBER	36110T 10 7

|X|   Form 10-K   |  |   Form 20-F   |  |   Form 11-K   |  |   Form 10-Q   |  |   Form NSAR

For the period ended: June 30, 2003

|  |   Transition Report on Form 10-K
|  |   Transition Report on Form 20-F
|  |   Transition Report on Form 11-K
|  |   Transition Report on Form 10-Q
|  |   Transition Report on Form NSAR

For the transition period ended:
Read attached Instruction Sheet Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification related to a portion of the filing checked above, identify the item(s) to which notification relates:

Part I-Registrant Information
Full name of Registrant: Former name if Applicable: Address of Principal Executive Office (Street and Number): City, State and Zip Code:	Rapidtron, Inc., a Nevada corporation 3151 Airway Avenue, #Q Costa Mesa, California 92626-4627

Part II-Rule 12b-25(b) and (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.(Check box if appropriate.)

|X|

(a)    The reasons described in detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)    The subject annual report, semi-annual report, transition report of Forms 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)    The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III-Narrative
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

     We are completing the final review of our 10-QSB and financial statements contained therein. During the period covered by this report, we completed the reverse merger with Rapidtron, Inc., a Delaware corporation ("Rapidtron Delaware"), and as a result, we need additional time to properly complete the financial statements of Rapidtron Delaware and the additional explanation in our discussion and analysis of such financial statements. We will file our 10-QSB no later than August 19, 2003.
Part IV-Other Information
     (1)   Name and telephone number of person to contact in regard to this notification:

Dennis Rasor	949	253-0500

(Name)	(Area Code)	(Telephone Number)

     (2)   Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?
|X|   Yes   |  |   No
If the answer is no, identify report(s)

     (3)    Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
|X|   Yes   |  |   No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     During the period covered by this report, we completed the reverse merger with Rapidtron Delaware, and as a result, we underwent a change in control. We are treating the transaction as a reverse acquisition. The historical financial statements of Rapidtron Delaware will be presented as our historical financial statements. In addition, our business is solely the business of Rapidtron Delaware. A more detailed discussion of our new business is set forth in our Form 8-K, filed with the Securities and Exchange Commission on May 23, 2003, which is hereby incorporated herein. The financial statements of Rapidtron Delaware for the year ended December 31, 2002, are included in our Form 8-K/A, filed with the Securities and Exchange Commission on June 5, 2003, which is hereby incorporated herein.

Rapidtron, Inc., a Nevada corporation
Name of Registrant as Specified in Charter

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 15, 2003	By:	/s/ Steve Meineke Steve Meineke Secretary, Treasurer & Principal Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.
ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).